VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

May 16, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #4 to Registration Statement on Form S-1,

Filed on May 3, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated May 13, 2013, concerning the deficiencies in Amendment #4 to Registration Statement on Form S-1 filed on May 3, 2013 we provide the following responses:

General:

1. SEC Comment: We note your response to comment 1 from our comment letter dated April 29, 2013 and your related revisions to the beneficial ownership table on page 34. Please also revise the disclosure regarding Claudia Morales de Magana in the selling shareholder table on page 15 to include the shares of her spouse, Francisco Douglas Magana, which she beneficially owns. For example only, please revise the amounts included in the “Shares Owned Prior to This Offering”, “Total Shares To Be Owned Upon Completion Of This Offering” and “Percentage of Shares owned Upon Completion of this Offering” columns for Claudia Morales de Magana to include shares of Francisco Douglas Magana. In addition, throughout the registration statement, please revise the disclosure regarding the beneficial ownership of Francisco Douglas Magana to include the shares held by Claudia Morales de Magana. We note, for example, your risk factor “Because our sole officer and director owns 77.32% of issued and outstanding common stock …” on page 11.

Response: In response to this comment the company revised its disclosure as needed:

Page 11:

“BECAUSE OUR SOLE OFFICER AND DIRECTOR OWNS 77.84% OF OUR ISSUED AND OUTSTANDING COMMON STOCK, HE COULD MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

Our sole officer and director, Francisco Magana, owns approximately 77.32% of the outstanding shares of our common stock.  However, Francisco Douglas Magana and Claudia Morales de Magana are husband and wife.  Accordingly, each is deemed to be the beneficial owners of their spouse’s shares. Therefore the total approximate percentage of shares, including Claudia Morales de Magana’s shares, owned by our sole officer and director Mr. Francisco Douglas Magana is 77.84%.  Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets.  He will also have the power to prevent or cause a change in control.  The interests of our sole officer and director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.”

Page 15:

Name Of Selling Shareholder	Shares Owned Prior To This Offering	Total Number Of Shares To Be Offered For Selling Shareholders Account	Total Shares to Be Owned Upon Completion Of This Offering	Percentage of Shares owned Upon Completion of This Offering	Position, office or other material relationship to the Company
Adan Adolfo Merlos Linares	40,000	40,000	Nil	Nil
Luis Alonso Barrientos Lopez	40,000	40,000	Nil	Nil
Roberto Orlando Garcia Tejada	40,000	40,000	Nil	Nil
Edgar Orlando Rivera	40,000	40,000	Nil	Nil
Marvin Benedicto Lue Morales	40,000	40,000	Nil	Nil
Sarai Del Socorro Beltran Leonardo	40,000	40,000	Nil	Nil
Fatima Sofia Rodas Delgado	40,000	40,000	Nil	Nil
Sergio Ulises Armas Hernandez	40,000	40,000	Nil	Nil
Elmer Leonidas Mendez Aquino	40,000	40,000	Nil	Nil
Nelson Gerardo Paredez Guzman	40,000	40,000	Nil	Nil
Xiomara Magdalena Ventura de Fajardo	40,000	40,000	Nil	Nil
Antonio de Jesus Ortiz Espinoza	40,000	40,000	Nil	Nil
Cecilia del Carmen Morales Ramon	40,000	40,000	Nil	Nil
Cesar Armando Castillo Acevedo	40,000	40,000	Nil	Nil
Tatiana Fabiola Alas Morales	40,000	40,000	Nil	Nil
Claudia Maria Colindres Mendez	40,000	40,000	Nil	Nil
Guadalupe Araceli Barillas Lopez	40,000	40,000	Nil	Nil
Leticia Lizzette Gracia Chavez	40,000	40,000	Nil	Nil
Jaime Henry Martinez Lemus	20,000	20,000	Nil	Nil
Claudia Morales de Magana Claudia Morales de Magana including shares of Francisco D. Magana (1)	20,000 3,020,000	20,000 20,000	Nil 3,000,000 (*)	Nil 77.32%(**)	Spouse of our sole Director and Officer
Douglas Antonio Orozco Lemus	20,000	20,000	Nil	Nil
Guillermo Alexander Lopez Moran	20,000	20,000	Nil	Nil
Julio Renaldo Catota	20,000	20,000	Nil	Nil
Mauricio Marcelo Shupan Pinto	20,000	20,000	Nil	Nil
Moises Alberto Mejia Rivas	20,000	20,000	Nil	Nil
Sandra Elizabeth Ruiz Lemus	20,000	20,000	Nil	Nil

(1)      Francisco Douglas Magana and Claudia Morales de Magana are husband and wife. Accordingly, each is deemed to be the beneficial owners of their spouse’s shares. Ms. Claudia Morales de Magana owns 20,000 shares and is deemed to be the beneficial owner of 3,000,000 shares owned by Mr. Francisco Douglas Magana, our sole officer and director.

(*) 3,000,000 shares of our common are available for resale to the public in accordance with the volume and trading limitations of Rule 144.

(**)      This percentage is based on 3,880,000 shares of common stock issued and outstanding on the date of this prospectus.

2. SEC Comment: We note your revised disclosure that the registrant has engaged Spartan Securities, Ltd. to act as a market maker for the registrant. Please file any related agreement between the registrant or its affiliates and Spartan as an exhibit and discuss the principal terms of the agreement in the prospectus or advise.

Response: In response to this comment we revised our disclosure to clarify that we did not engage Spartan’s services. Spartan Securities Ltd. chose to sponsor and file the Form 211 listing application for Vanell, Corp. with FINRA and it is not a service to be engaged. Per agreement signed with Spartan and other applicable rules, there are no fees associated with the 15c2-11 process. The 211 agreement signed with Spartan Securities, Ltd. has no material terms. Per the 211 agreement signed with Spartan Securities, Ltd.: Vanell, Corp. acknowledges that it has not compensated, or agreed to compensate, Spartan, its affiliates, employees, officers and/or directors, or the employees, officers and/or directors of Spartan’s affiliates, either directly or indirectly, in consideration of Spartan’s agreement to file the Company’s Form 211 Listing Application.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President